# Colin Finlay

A charismatic and creative professional with proven sales and management skills. Employs a client-focused approach combined with extensive market knowledge and competitor intelligence. Long experience of working both in the UK and overseas with partners, agents, suppliers and distributors.

**Skills**

Future-orientated with a constant desire to drive all aspects of the business to achieve goals and visions

The ability to develop and implement strategies in environments resistant to change by working diplomatically across all business functions

The tenacity to re-establish the credibility of underperforming or ailing brands through enthusiasm and the ability to inspire others

The personal attributes necessary to establish a high profile, including writing, reviewing, lecturing and curating

**Experience**

**Director, World Illustrated Limited 2019 to present**

Co-founder

**Director, Avalon Media 2016 – present**

Head of content partnerships

**Director of Strategic Development, Photoshot Holdings          2011 – 2016**

Continue to develop the Photoshot brand worldwide. More involvement in acquisitions and mergers and developing potential new revenue streams.

**Head of Image Resources, Natural History Museum      2009 - 2011**

Head of Department with full P&L responsibility for four teams: Picture Library, Photo Unit, Commercial Filming, Wildlife Photographer of the Year. Manage, motivate and inspire a wide range of staff. Involved with all aspects and usages of images and associated copyright and IPR issues across the Museum. Manage a diverse range of internal stakeholders and external partners. Member of various Museum-wide project boards. Scope and implement a Museum-wide Digital Asset Management system.

**Director of Sales and Strategic Development, Photoshot Holdings        2005 - 2009**

A partner and shareholder in the business with responsibility for end to end management of all products and services from content acquisition, development and management to photographer and partner relations, to sales and clients with a strong emphasis on business development. Grown annual revenue from £0.8 million in 2005 to £2.5 million in 2008. Management of 30+ staff in London. Set up operational offices in Hamburg and New York.

**Global Sales Director, Archival Collections, Getty Images        1998 – 2005**

Recruited by Mark Getty in the early days of Getty Images as the expert for all archival content, including sales inspiration, training, product knowledge, overseas agents, marketing, research, content and collection development. The "face" of the archival collections, touring exhibitions, curating and promoting all archival activities at Getty Images. Highly respected and widely regarded as an expert on archival photography. Grew annual revenue from $5 million in 1998 to $20 million in 2004.

**Head of Sales and Events, The Stage Newspaper        1992 - 1998**

Full sales responsibility for The Stage. Running a team of sales people and designers. Introduced and developed digitaliisation of the newspaper. Created and managed various major showcases and events throughout the UK. Worked with various television production companies to locate new talent. An ambassadorial role for the newspaper on behalf of the family-owned business. Reporting to the Managing Director.

**Advertisement Manager, Opera Now Enterprises        1991 - 1992**

Sales responsibility for a high end opera/lifestyle magazine reporting to the Managing Director.

**Group Advertisement Manager, Argus Specialist Publications    1987 - 1991**

Sales responsibility for an extensive and diverse range of specialist consumer magazines. Managed both outbound and inbound sales teams with up to 40 staff.

**Advertisement Manager, The Design Council    1981 - 1987**

Revenue responsibility for a group of magazines and other publications including the flagship title, DESIGN. Introduced the concept of Design Showcases to highlight and promote emerging British design talent. Travelled extensively in the UK and continental Europe promoting British design at major trade fairs and consumer events.

**Advertisement Manager, IPC Business Press                1980 - 1981**

**Advertisement Sales, Haymarket Publishing                1979 - 1980**

**Education**

University of Wales, Lampeter - 1974 - 78 - BA (Hons) 2.1 French

**other related activities**

News editor, HotShoe magazine. (Contemporary and art photography)

Feature writer for a variety of photography related publications including Montage, Image Trading International and Travel Photographer of the Year

Well known speaker on the photography industry for trade associations such as BAPLA and Picturehouse

Judge of many photography competitions including The Fox Talbot Prize, The Royal Geographical Society, The Travel Photographer of the Year, London College of Communications degree shows, etc.

Curator of various archival photography exhibitions in London, Milan, Beijing, Shanghai and Cape Town

Opera and contemporary jazz reviewer for The Stage Newspaper